SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                       Amendment No. 1 to
                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 594

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                      CHAPMAN & CUTLER
                                      Attention: Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


              SUBJECT TO COMPLETION DATED JANUARY 4, 2002
                     AS AMENDED JANUARY 9, 2002

            Financial Services Select Portfolio, Series 12
              Pharmaceutical Select Portfolio, Series 13
                    Technology Select Portfolio, Series 16
                   Biotechnology Portfolio, Series 7
                      Capital Goods Portfolio Series
                   Communications Portfolio, Series 10
                       Energy Portfolio, Series 11
                 Financial Services Portfolio, Series 12
                   Leading Brands Portfolio, Series 11
                    Life Sciences Portfolio, Series 4
                   Pharmaceutical Portfolio, Series 13
                    Semiconductor Portfolio, Series 7
                     Technology Portfolio, Series 16
                  Utilities Income Portfolio, Series 4

                                 FT 594

FT 594 is a series of a unit investment trust, the FT Series. FT 594 consists of 14 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide the potential for above-average capital appreciation. Each Select Portfolio Series has an expected maturity of approximately 18 months. Each Portfolio Series has an expected maturity of approximately five and one-half years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               FIRST TRUST (R)

                             1-800-621-9533

             The date of this prospectus is January __, 2002

                          Table of Contents

Summary of Essential Information                         3

Fee Table                                                7
Report of Independent Auditors                           8
Statements of Net Assets                                 9
Schedules of Investments                                13
The FT Series                                           28
Portfolios                                              28
Risk Factors                                            35
Public Offering                                         37
Distribution of Units                                   40
The Sponsor's Profits                                   41
The Secondary Market                                    41
How We Purchase Units                                   42
Expenses and Charges                                    42
Tax Status                                              43
Retirement Plans                                        44
Rights of Unit Holders                                  44
Income and Capital Distributions                        45
Redeeming Your Units                                    45
Removing Securities from a Trust                        46
Amending or Terminating the Indenture                   47
Information on the Sponsor, Trustee and Evaluator       48
Other Information                                       49

                    Summary of Essential Information

                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002

                    Sponsor:  Nike Securities L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                         Financial Services Pharmaceutical    Technology
                                                                         Select Portfolio   Select Portfolio  Select Portfolio
                                                                         Series 12          Series 13         Series 16
                                                                         _________          __________        __________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                     1/                1/                1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)       $  9.900           $  9.900          $  9.900
    Maximum Transactional Sales Charge of    % of the Public
         Offering Price per Unit (   % of the net amount invested,
         exclusive of the deferred sales charge) (3)                     $                  $                 $
    Less Deferred Sales Charge per Unit                                  $ (    )           $ (    )          $ (    )
Public Offering Price per Unit (4)                                       $ 10.000           $ 10.000          $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)                          $                  $                 $
Redemption Price per Unit
    (based on aggregate underlying value  of Securities less
    deferred sales charge) (5)                                           $                  $                 $
Cash CUSIP Number                                                         30266T 607        30266T 763        30266T 680
Reinvestment CUSIP Number                                                 30266T 615        30266T 771        30266T 698
Fee Accounts Cash CUSIP Number                                            30266T 623        30266T 789        30266T 706
Fee Accounts Reinvestment CUSIP Number                                    30266T 631        30266T 797        30266T 714
Security Code
Ticker Symbol                                                              FFISSX            FPHSLX            FTESLX


First Settlement Date
Mandatory Termination Date (6)                July 23, 2003
Income Distribution Record Date               Fifteenth day of each June and December, commencing June 15, 2002.
Income Distribution Date (7)                  Last day of each June and December, commencing June 30, 2002.

_____________

See "Notes to Summary of Essential Information" on page 6.

                         Summary of Essential Information

                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002

                    Sponsor:  Nike Securities L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                          Biotechnology     Capital Goods     Communications   Energy
                                                          Portfolio         Portfolio         Portfolio        Portfolio
                                                          Series 7          Series            Series 10        Series 11
                                                          _________         __________        _________         __________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)      1/             1/            1/                1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities     $  9.900          $  9.900         $  9.900          $  9.900
per Unit (2)
    Maximum Transactional Sales Charge of    % of the
          Public Offering Price  per Unit (   % of the
net amount
          invested, exclusive of the deferred sales       $                 $                $                 $
charge) (3)
    Less Deferred Sales Charge per Unit                   $ (    )          $ (    )         $ (    )          $ (    )
Public Offering Price per Unit (4)                        $ 10.000          $ 10.000         $ 10.000          $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)           $                 $                $                 $
Redemption Price per Unit
    (based on aggregate underlying value  of Securities
less
    deferred sales charge) (5)                            $                 $                $                 $
Cash CUSIP Number                                          30266S 146        30266J 625       30266T 441        30266T 482
Reinvestment CUSIP Number                                  30266S 153        30266J 633       30266T 458        30266T 490
Fee Accounts Cash CUSIP Number                             30266S 161        30266J 641       30266T 466        30266T 508
Fee Accounts Reinvestment CUSIP Number                     30266S 179        30266J 658       30266T 474        30266T 516
Security Code
Ticker Symbol                                               FBITEX            FPHSEX           FCOMPX            FENERX


First Settlement Date
Mandatory Termination Date (6)                July 23, 2007
Income Distribution Record Date               Fifteenth day of each June and December, commencing June 15, 2002.
Income Distribution Date (7)                  Last day of each June and December, commencing June 30, 2002.

_____________

See "Notes to Summary of Essential Information" on page 6.

                       Summary of Essential Information

                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002

                    Sponsor:  Nike Securities L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.


                                                          Financial Services Leading Brands    Life Sciences     Pharmaceutical
                                                          Portfolio          Portfolio         Portfolio         Portfolio
                                                          Series 12          Series 11         Series 4          Series 13
                                                          __________         _________         _____________     __________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)      1/                1/                1/                1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities     $  9.900           $  9.900          $  9.900          $  9.900
per Unit (2)
    Maximum Transactional Sales Charge of    % of the
          Public Offering Price per Unit (   % of the
net amount
           invested, exclusive of the deferred sales      $                  $                 $                 $
charge) (3)
    Less Deferred Sales Charge per Unit                   $ (    )           $ (    )          $ (    )          $ (    )
Public Offering Price per Unit (4)                        $ 10.000           $ 10.000          $ 10.000          $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)           $                  $                 $                 $
Redemption Price per Unit
    (based on aggregate underlying value  of Securities
less
    deferred sales charge) (5)                            $                  $                 $                 $
Cash CUSIP Number                                          30266T 565         30266T 524        30266T 847        30266T 722
Reinvestment CUSIP Number                                  30266T 573         30266T 532        30266T 854        30266T 730
Fee Accounts Cash CUSIP Number                             30266T 581         30266T 540        30266T 862        30266T 748
Fee Accounts Reinvestment CUSIP Number                     30266T 599         30266T 557        30266T 870        30266T 755
Security Code
Ticker Symbol                                               FFNCLX             FLEADX            FLIFSX            FPHARX

First Settlement Date
Mandatory Termination Date (6)                July 23, 2007
Income Distribution Record Date               Fifteenth day of each June and December, commencing June 15, 2002.
Income Distribution Date (7)                  Last day of each June and December, commencing June 30, 2002.

See "Notes to Summary of Essential Information" on page 6.


                      Summary of Essential Information

                                 FT 594

At the Opening of Business on the Initial Date of Deposit-January __, 2002

                    Sponsor:  Nike Securities L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                     Semiconductor       Technology         Utilities Income
                                                                     Portfolio           Portfolio          Portfolio
                                                                     Series 7            Series 16          Series 4
                                                                     _________           __________          __________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                 1/                  1/                  1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)   $  9.900            $  9.900            $  9.900
    Maximum Transactional Sales Charge of    % of the Public
         Offering Price per Unit (   % of the net amount invested,
         exclusive of the deferred sales charge) (3)                 $                   $                   $
    Less Deferred Sales Charge per Unit                              $ (    )            $ (    )            $ (    )
Public Offering Price per Unit (4)                                   $ 10.000            $ 10.000            $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)                      $                   $                   $
Redemption Price per Unit
    (based on aggregate underlying value  of Securities less
    deferred sales charge) (5)                                       $                   $                   $
Cash CUSIP Number                                                     30266S 104          30266T 649          30266S 229
Reinvestment CUSIP Number                                             30266S 112          30266T 656          30266S 237
Fee Accounts Cash CUSIP Number                                        30266S 120          30266T 664          30266S 245
Fee Accounts Reinvestment CUSIP Number                                30266S 138          30266T 672          30266S 252
Security Code
Ticker Symbol                                                          FSEMIX              FTCHNX              FUTINX


First Settlement Date
Mandatory Termination Date (6)                July 23, 2007
Income Distribution Record Date               Fifteenth day of each June and December, commencing June 15, 2002 for all portfolios except Utilities Income Portfolio, Series 4 and the fifteenth day of each month for Utilities Income Portfolio, Series 4, commencing February
                                              15, 2002.

Income Distribution Date (7)                  Last day of each June and December, commencing June 30, 2002 for all portfolios except Utilities Income Portfolio, Series 4 and the last day of each month for Utilities Income Portfolio, Series 4, commencing February 28,
                                              2002.


_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.
 (2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum transactional sales charge consists of an initial sales charge and a deferred sales charge, but does not include the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

(8) For Utilities Income Portfolio, Series 4, the estimated net annual
distribution per Unit is estimated to be $     for the first year. The
estimated net annual distribution per Unit for subsequent years, $     ,
is expected to be less than the amount for the first year because a portion of the Securities included in Utilities Income Portfolio, Series 4 will be sold during the first year to pay for organization costs and the deferred sales charge.

                                  Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, each Portfolio Series has a term of approximately five and one-half years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                             Select Portfolio Series  Portfolio Series
                                                                             _______________          ______________
                                                                                           Amount                   Amount
                                                                                           per Unit                 per Unit
                                                                                           _____                    _____
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                         %(a)          $          %(a)          $
Deferred sales charge                                                        %(b)          $          %(b)          $
Creation and development fee cap                                             %(c)          $          %(c)          $
                                                                             _______       _______    _______       _______
Maximum Sales Charges (including creation and development fee cap) (c)       %             $          %             $
                                                                             =======       =======    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                 %(d)          $          %(d)          $
                                                                             =======       =======    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees       %             $          %             $
Trustee's fee and other operating expenses                                   %(f)          $          %(f) (g)      $
                                                                             _______       _______    _______       _______
Total                                                                        %             $          %             $
                                                                             =======       =======    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year     18 Months(h)  3 Years     5 Years    5 1/2 Years
                                                          __________ __________    __________  __________ __________
Select Portfolio Series                                   $          $             $ -         $ -        $ -
Portfolio Series                                                     N.A.
Utilities Income Portfolio, Series 4

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum
transactional sales charge (   % for each Select Portfolio Series and
% for each Portfolio Series) and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $    per
Unit for each Select Portfolio Series and $    per Unit for each
Portfolio Series which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing August 20, 2002.
 (c)The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of ___% and ___% per each Select Portfolio Series and each Portfolio Series, respectively, collected at the end of the initial offering period which is generally 180 days. The creation and development fee is computed based on a Trust's average daily net asset value through the date of collection. If the value of your Units decreases over the initial offering period, the creation and development fee as a percentage of your initial investment will be less than ___% and ___% per each Select Portfolio Series and each Portfolio Series, respectively. However, in no event will we collect more than ___% and ___% per each Select Portfolio Series and each Portfolio Series, respectively, of your initial investment if the value of your Units increases over the initial offering period.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e)Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) For each Portfolio Series, other operating expenses includes the costs incurred by each Portfolio Series for annually updating such Trust's registration statement. Historically, we paid these costs. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Due to its monthly distributions of income, the Trustee's fee and other operating expenses for Utilities Income Portfolio, Series 4 are estimated to be %, or $ per Unit. This increases total estimated
annual operating expenses for this Trust to   %, or $     per Unit.

(h) For each Select Portfolio Series, the example represents the estimated costs incurred through each Trust's approximate 18-month life.

Page 7
                   Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 594

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 594, comprising the Financial Services Select Portfolio, Series 12; Pharmaceutical Select Portfolio, Series 13; Technology Select Portfolio, Series 16; Biotechnology Portfolio, Series 7; Capital Goods Portfolio Series; Communications Portfolio,
Series 10; Energy Portfolio, Series 11; Financial Services Portfolio, Series 12; Leading Brands Portfolio, Series 11; Life Sciences Portfolio, Series 4; Pharmaceutical Portfolio, Series 13; Semiconductor Portfolio, Series 7; Technology Portfolio, Series 16 and Utilities Income Portfolio, Series 4 (the "Trusts") as of the opening of business on January __, 2002 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on January __, 2002, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 594, comprising the Financial Services Select Portfolio, Series 12; Pharmaceutical Select Portfolio, Series 13; Technology Select Portfolio, Series 16; Biotechnology Portfolio, Series 7; Capital Goods
Portfolio Series; Communications Portfolio, Series 10; Energy
Portfolio, Series 11; Financial Services Portfolio, Series 12; Leading Brands Portfolio, Series 11; Life Sciences Portfolio, Series 4; Pharmaceutical Portfolio, Series 13; Semiconductor Portfolio, Series 7; Technology Portfolio, Series 16 and Utilities Income Portfolio, Series 4 at the opening of business on January __, 2002 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Chicago, Illinois
January __, 2002

                         Statements of Net Assets

                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002

                                                                     Financial Services Pharmaceutical     Technology
                                                                     Select Portfolio   Select Portfolio   Select Portfolio
                                                                     Series 12          Series 13          Series 16
                                                                     __________         __________         __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)   $                  $                  $
Less liability for reimbursement to Sponsor for organization costs      (   )              (   )              (   )
(3)
Less liability for deferred sales charge (4)                            (    )             (    )             (    )
                                                                     ________           ________           ________
Net assets                                                           $                  $                  $
                                                                     ========           ========           ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                $                  $                  $
Less maximum transactional sales charge (5)                             (    )             (    )             (    )
Less estimated reimbursement to Sponsor for organization costs (3)      (   )              (   )              (   )
                                                                     ________           ________           ________
Net assets                                                           $                  $                  $
                                                                     ========           ========           ========

_____________

See "Notes to Statements of Net Assets" on page 12.

                         Statements of Net Assets

                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002


                                                      Biotechnology      Capital Goods       Communications     Energy
                                                      Portfolio          Portfolio           Portfolio          Portfolio
                                                      Series 7           Series              Series 10          Series 11
                                                      __________         __________          __________         __________
NET ASSETS
Investment in Securities represented by               $                  $                   $                  $
   purchase contracts (1) (2)

Less liability for reimbursement
 to Sponsor for organization costs (3)                 (   )              (  )              (   )              (   )
Less liability for deferred sales charge (4)                              (  )            (    )             (    )
                                                      ________           ________           ________           ________
Net assets                                            $                  $                  $                  $
                                                      ========           ========           ========           ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                 $                  $               $                  $
Less maximum transactional sales charge (5)            (    )             ()            (    )             (    )
Less estimated reimbursement to Sponsor                (   )              ()              (   )              (   )
                                                      ________           ________           ________           ________
 for organization costs (3)

Net assets                                            $                  $                $                  $
                                                     ========           ========           ========           ========

_____________

See "Notes to Statements of Net Assets" on page 12.

                           Statements of Net Assets

                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002



                                                      Financial
                                                      Services          Leading Brands     Life Sciences      Pharmaceutical
                                                      Portfolio         Portfolio          Portfolio          Portfolio
                                                      Series 12         Series 11          Series 4           Series 13
                                                      __________        __________         __________         __________
NET ASSETS
Investment in Securities represented                  $                 $                  $                  $
   by purchase contracts (1) (2)

Less liability for reimbursement
   to Sponsor for organization costs (3)                 (   )             (   )              (   )              (   )
Less liability for deferred sales charge (4)             (    )            (    )             (   )              (    )
                                                      ________          ________           ________           ________
Net assets                                            $                 $                  $                  $
                                                      ========          ========           ========           ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                 $                 $                  $                  $
Less maximum transactional sales charge (5)              (    )            (    )             (   )              (    )
Less estimated reimbursement to                          (   )             (   )              (   )              (   )
                                                      ________          ________           ________           ________
  Sponsor for organization costs (3)

Net assets                                            $                 $                  $                  $
                                                      ========          ========           ========           ========

_____________

See "Notes to Statements of Net Assets" on page 12.

                             Statements of Net Assets

                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002


                                                                      Semiconductor     Technology        Utilities Income
                                                                      Portfolio         Portfolio         Portfolio
                                                                      Series 7          Series 16         Series 4
                                                                      __________        __________        __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)     $                 $                 $
Less liability for reimbursement to Sponsor for organization costs      (   )             (   )             (   )
(3)
Less liability for deferred sales charge (4)                            (    )            (   )             (   )
                                                                       ________          ________          ________
Net assets                                                             $                 $                 $
                                                                       ========          ========          ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                  $                 $                 $
Less maximum transactional sales charge (5)                             (    )            (   )             (   )
Less estimated reimbursement to Sponsor for organization costs (3)      (   )             (   )             (   )
                                                                       ________          ________          ________
Net assets                                                             $                 $                 $
                                                                       ========          ========          ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by JPMorgan Chase Bank, of which $2,800,000 will be allocated among the 14 Trusts in FT 594, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of
establishing the Trusts. These costs have been estimated at $    per
Unit for each Select Portfolio Series and $    per Unit for each
Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge
distributions of $    per Unit for each Select Portfolio Series, or $
 per Unit for each Portfolio Series, payable to the Sponsor in three approximately equal monthly installments beginning on August 20, 2002 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through October 18, 2002. If Unit holders redeem their Units before October 18, 2002 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The aggregate cost to investors includes a maximum transactional sales charge (comprised of an initial sales charge and a deferred sales
charge) computed at the rate of    % of the Public Offering Price per
Unit for each Select Portfolio Series (equivalent to    % of the net
amount invested, exclusive of the deferred sales charge) or    % of the
Public Offering Price per Unit for each Portfolio Series (equivalent to
  % of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of the transactional sales charge as set forth under "Public Offering."

Page 13

                          Schedule of Investments

             Financial Services Select Portfolio, Series 12
                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per   Securities to
of Shares     Name of Issuer of Securities (1) (4)                                Offering Price    Share     the Trust (2)
______        _____________________________                                       _________         ______       _________
                                                                                                     $           $































                                                                                  ______                         _________
                               Total Investments                                   100%                          $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 27.

Page 13

                            Schedule of Investments
               Pharmaceutical Select Portfolio, Series 13
                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1) (4)                                Offering Price    Share        the Trust (2)
______        _____________________________                                       _________         ______       _________
                                                                                                    $            $

































                                                                                  ______                         _________
                               Total Investments                                  100%                           $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 27.

Page 14
                         Schedule of Investments

                 Technology Select Portfolio, Series 16
                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1) (4)                                Offering Price    Share        the Trust (2)
______        _____________________________                                       _________         ______       _________
                                                                                                    $            $


































                                                                                  ______                         _________
                               Total Investments                                   100%                          $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 27.

Page 15
                                    Schedule of Investments

                    Biotechnology Portfolio, Series 7
                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002

                                                                              Percentage        Market           Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per        Securities to
of Shares     Name of Issuer of Securities (1)                                Offering Price    Share            the Trust (2)
_________     _____________________________________                           _________         ______           _________
                                                                                                $                 $

























                                                                              ______                             ______
                               Total Investments                                100%                              $
                                                                              ======                             ======

_____________

See "Notes to Schedules of Investments" on page 27.


Page 16
                            Schedule of Investments

               Capital Goods Portfolio  Series
                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002


                                                                              Percentage        Market           Cost of
Number        Ticker Symbol and                                               of Aggregate          Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                 Offering Price   Share            the Trust (2)
_________     _____________________________________                           _________         ______           _________
                                                                              $                 $
























                                                                              ______                             ______
                               Total Investments                                100%                             $
                                                                              ======                             ======

_____________

See "Notes to Schedules of Investments" on page 27.

Page 17

                               Schedule of Investments

                   Communications Portfolio, Series 10
                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate     Value per   Securities to
of Shares     Name of Issuer of Securities (1) (4)                                Offering Price      Share     the Trust (2)
______        _____________________________                                       _________         ______       _________
                                                                                                    $            $





























                                                                                  ______                         _________
                               Total Investments                                   100%                          $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 27.

Page 18

                                Schedule of Investments

                       Energy Portfolio, Series 11
                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per   Securities to
of Shares     Name of Issuer of Securities (1) (4)                                Offering Price    Share     the Trust (2)
______        _____________________________                                       _________         ______       _________
                                                                                                    $            $





























                                                                                  ______                         _________
                               Total Investments                                  100%                     $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 27.

Page 19
                              Schedule of Investments

                 Financial Services Portfolio, Series 12
                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002

                                                                                   Percentage       Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per   Securities to
of Shares     Name of Issuer of Securities (1) (4)                                Offering Price    Share     the Trust (2)
______        _____________________________                                       _________         ______       _________
                                                                                                    $            $






























                                                                                  ______                         _________
                               Total Investments                                        100%                     $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 27.

Page 20
                               Schedule of Investments

                   Leading Brands Portfolio, Series 11
                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002

                                                                                   Percentage       Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1) (4)                                Offering Price    Share        the Trust (2)
______        _____________________________                                       _________         ______       _________
                                                                                                    $            $





























                                                                                  ______                         _________
                               Total Investments                                        100%                     $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 27.

Page 21

                          Schedule of Investments

                    Life Sciences Portfolio, Series 4
                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002


                                                                              Percentage        Market           Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                Offering Price   Share            the Trust (2)
_________     _____________________________________                           _________         ______           _________
                                                                                                $                 $





























                                                                              ______                             ______
                               Total Investments                                100%                              $
                                                                              ======                             ======

_____________

See "Notes to Schedules of Investments" on page 27.

Page 22
                             Schedule of Investments

                   Pharmaceutical Portfolio, Series 13
                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002

                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1) (4)                                Offering Price    Share        the Trust (2)
______        _____________________________                                       _________         ______       _________
                                                                                                    $            $

































                                                                                  ______                         _________
                               Total Investments                                  100%                           $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 27.

Page 23
                                    Schedule of Investments

                    Semiconductor Portfolio, Series 7
                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002

                                                                              Percentage        Market           Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per        Securities to
of Shares     Name of Issuer of Securities (1)                                Offering Price    Share            the Trust (2)
_________     _____________________________________                           _________         ______           _________
                                                                                                $                 $
























                                                                              ______                             ______
                               Total Investments                                100%                             $
                                                                              ======                             ======

_____________

See "Notes to Schedules of Investments" on page 27.

Page 24

                            Schedule of Investments

                     Technology Portfolio, Series 16
                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002

                                                                                   Percentage       Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1) (4)                                Offering Price    Share        the Trust (2)
______        _____________________________                                       _________         ______       _________
                                                                                                    $            $


































                                                                                  ______                         _________
                               Total Investments                                  100%                     $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 27.

Page 25


                                    Schedule of Investments

                  Utilities Income Portfolio, Series 4
                                 FT 594

                    At the Opening of Business on the
                Initial Date of Deposit-January __, 2002

                                                                              Percentage        Market           Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per        Securities to
of Shares     Name of Issuer of Securities (1)                                Offering Price    Share            the Trust (2)
_________     _____________________________________                           _________         ______           _________
                                                                                                $                 $
























                                                                              ______                             ______
                               Total Investments                                100%                              $
                                                                              ======                             ======

_____________

See "Notes to Schedules of Investments" on page 27.

Page 26

                    NOTES TO SCHEDULES OF INVESTMENTS

(1)All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on _____________. Each Select Portfolio Series has a Mandatory Termination Date of July 23, 2003. Each Portfolio Series has a Mandatory Termination Date of July 23, 2007.

(2)The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                          Cost of          Profit
                                                          Securities       (Loss)
                                                          to Sponsor
                                                          _________        _______
Financial Services Select Portfolio, Series 12            $                $
Pharmaceutical Select Portfolio, Series 13
Technology Select Portfolio, Series 16
Biotechnology Portfolio, Series 7
Capital Goods Portfolio Series
Communications Portfolio, Series 10
Energy Portfolio, Series 11
Financial Services Portfolio, Series 12
Leading Brands Portfolio, Series 11
Life Sciences Portfolio, Series 4
Pharmaceutical Portfolio, Series 13
Semiconductor Portfolio, Series 7
Technology Portfolio, Series 16
Utilities Income Portfolio, Series 4

Page 27


                       The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 594, consists of 14 separate portfolios set forth below:

- Financial Services Select Portfolio, Series 12

- Pharmaceutical Select Portfolio, Series 13

- Technology Select Portfolio, Series 16

- Biotechnology Portfolio, Series 7

- Capital Goods Portfolio Series

- Communications Portfolio, Series 10

- Energy Portfolio, Series 11

- Financial Services Portfolio, Series 12

- Leading Brands Portfolio, Series 11

- Life Sciences Portfolio, Series 4

- Pharmaceutical Portfolio, Series 13

- Semiconductor Portfolio, Series 7

- Technology Portfolio, Series 16

- Utilities Income Portfolio, Series 4

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Each Select Portfolio Series has an expected maturity of approximately 18 months whereas each Portfolio Series has an expected maturity of approximately five and one-half years.

Biotechnology Portfolio, Series 7 consists of a portfolio of common stocks of biotechnology companies and pharmaceutical companies actively participating in the biotechnology industry. The biotechnology industry was founded in the decade of the seventies and successfully launched its first products in the early eighties. At the onset of the nineties, many in the investment community believed that biotechnology was on the verge of becoming a revolutionary growth industry, somewhat like the Internet. In the end, the demand for biotech stocks diminished for various reasons, including a limited supply of products. As the nineties came to a close, the interest in biotechnology was reignited thanks to a strong pipeline of promising new medicines. According to the Biotechnology Industry Organization, the number of new biotech drug and vaccine approvals increased from approximately five in 1991 to over 30 in 2000.

According to USA TODAY, investors pumped $13.4 billion into biotech firms in 2001, the second-best year ever, and they expect the trend to continue in 2002. There are currently 369 medicines in the pipeline that meet the definition of "biotechnology medicines." [Pharmaceutical Research and Manufacturers of America] Additionally, the mapping of the human genome is estimated to have increased the number of targets for new drug interventions from 500 distinct targets to between 3,000 and 10,000. [Pharmaceutical Research and Manufacturers of America] Recent advances in computer science technology, which enable scientists to analyze data quickly, coupled with a faster FDA approval process, have the potential to expedite the process of moving medicines through the pipeline.

The costs associated with developing and launching new products can range from $200-$500 million per drug. [Pharmaceutical Research and Manufacturers of America] Such excessive costs have inspired many biotech firms to seek capital investment from pharmaceutical companies through licensing agreements and other collaborations. The excitement created by the biotechnology industry in the early nineties may have been a precursor to the potential growth opportunities awaiting this expansive pipeline of new medicines.

Consider the following factors:

- More than 250 million people worldwide have been helped by the more than 117 biotechnology drug products and vaccines approved by the U.S. Food and Drug Administration (FDA). Of the biotech medicines on the market, 75% were approved in the last six years. [Biotechnology Industry Organization]

- There are more than 350 biotech drug products and vaccines currently in clinical trials targeting more than 200 diseases, including various cancers, Alzheimer's disease, heart disease, diabetes, multiple sclerosis, AIDS and arthritis. [Biotechnology Industry Organization]

- We believe the future growth prospects for the industry are bright due to the potential for an increased demand from an aging population that is facing longer life expectancies.

Based on the composition of the portfolio on the Initial Date of Deposit, the Biotechnology Portfolio is considered a ____________ Trust.

Capital Goods Portfolio Series consists of a portfolio of common stocks of companies in the capital goods industry.

The enormous capital goods industry encompasses a wide range of industrial businesses with industrial machinery, heavy trucks, construction equipment, and agricultural equipment being the primary components. It is widely believed that these companies were among the first to feel the effects of the U.S. economy's latest recession. In fact, many capital goods manufacturers were considered "in recession" a full six months prior to the rest of the economy. Despite the slowing economy, we believe, the demand for many of the products produced within the sectors of this industry may be growing.

Equipment. Equipment outlays, especially for the most advanced high-tech gear, doubled from 1994 to 2000, four times the pace of overall output, and the level of new investment remains historically high relative to cash flow. [Business Week]

According to Census Bureau Statistics, U.S. manufacturers of farm equipment saw revenues of $24.4 billion in 2000, up 12.4% from $21.7 billion in 1999. [Business Week] Sales of the industrial machinery and equipment industry totaled $879.6 billion in 2000, up 7.8% from $816 billion in 1999. [Standard & Poor's Industry Surveys]

An Improving Outlook. Lower interest rates, affordable energy prices and reduced inventories coupled with the possibility that the U.S. economy is heading into a period of recovery in the first half of 2002, in our opinion, create a window of opportunity within which capital goods companies may offer long-term investors an opportunity for capital appreciation based on their relative price-to-earnings ratios in today's environment.

Since there are high costs involved with new construction projects and purchasing equipment, capital outlays typically turn up after the economy begins to recover. This is because companies wait to see demand and profits improve before they commit to spending for new projects. [Business Week]

The National Association of Manufacturers (NAM) believes that the U.S. economy will pull out of recession in early 2002. NAM predicts that the economy will rebound to 1.7% growth in the first quarter of 2002, 2.4% in the second quarter and 3.5% for the second half of the year. Historically, the stocks of companies that produce capital goods have had better performance than the overall market for the 12-month period following an economic trough of a recession.

Based on the composition of the portfolio on the Initial Date of Deposit, the Capital Goods Portfolio is considered a _____________ Trust.

Communications Portfolio, Series 10 consists of a portfolio of common stocks of communications companies, diversified across domestic and international companies involved in communications services, communications equipment, fiber optics, networking products and wireless communications.

The focus of the communications industry is constantly being reshaped. It is due in large part to increasing competition, consolidation and technology. Technology has been playing a particularly crucial role. So much so that many communications companies are concentrating on more high-tech and high-growth areas such as wireless communications, the Internet and digital technology. With Internet usage and wireless subscribers continuing to increase, we believe the potential opportunity for growth in these areas is becoming more evident.

Because of increasing competition, communications companies are realizing that the quality of their offerings may ultimately determine their level of success. Many companies have already turned to mergers and acquisitions as a means of attaining new technologies in an effort to reach more consumers. Others have forged strategic alliances with companies outside the industry to broaden their exposure.

Regardless of the avenue they choose, the dream of converging services is becoming reality. Consumers can now get multiple services such as Internet access, wireless and traditional telephone service, and cable from one company, on one bill.

While most users currently rely on a dial-up service to access the Internet, Jupiter Media Metrix predicts that broadband will garner more of the market share in the near future. They forecast that U.S.
households with broadband service will grow from roughly 9% of online households to over 40% by 2006.

Consider the following factors:

- Cahners In-Stat Group predicts that approximately 1.5 billion handsets, personal digital assistants and Internet appliances could be equipped with wireless capabilities by the end of 2004.

- Approximately 440 million mobile phones will have been purchased in 2001, which would represent a modest 10% growth rate over 2000.
[Standard & Poor's Industry Surveys]

- Approximately 10 million U.S. households will have broadband by the end of 2001, while roughly 53 million will have dial-up access, according to Jupiter Media Metrix. By 2006, they predict that more than 86 million households will be online with about 35 million on broadband.

- World phones have the capability of roaming from country to country and region to region, ideally without the loss of any capabilities. Cahners In-Stat Group estimates that the number of world phone subscribers could reach over 90 million by 2005.

- Total digital subscriber line customers in the United States exceeded
2.4 million in 2000, a fourfold increase from the 504,000 subscribers at year-end 1999. During the first quarter of 2001, the DSL subscriber base in the United States totaled 2.9 million subscribers, up 20% from fourth-quarter 2000. [Standard & Poor's Industry Surveys]

Based on the composition of the portfolio on the Initial Date of Deposit, the Communications Portfolio is considered a _____________ Trust.

Energy Portfolio, Series 11 consists of a portfolio of common stocks of companies engaged in the energy industry.

The United States consumes approximately 25% of the world's supply of oil; however, we anticipate that emerging countries, along with Asia, may experience the highest rate of growth in demand in the not too distant future. According to Standard & Poor's, emerging countries are expected to account for more than 50% of world demand by the year 2015.

In the 1990s, the companies in the oil and gas industries began consolidating and cutting costs to position themselves to benefit from upward cycles. The technologies that are presently being employed in the field of oil and gas exploration are helping reduce the cost of extracting oil and natural gas by saving detection time and allowing companies to capture a higher percentage of tapped reserves.

3-D Seismic Imaging. This is a relatively new technology that utilizes the vibration from sound waves to construct a three-dimensional, computer generated picture of a geological formation. This process has the potential to greatly improve the odds of locating oil and gas.

Horizontal Drilling. New instrumentation can now be attached to a drill bit to generate real time geological information, without impeding the drilling process. It is estimated that horizontal drilling has the potential to out-produce a vertical well by as much as sevenfold. This technique has been especially cost-effective in offshore drilling.

By the year 2020, the Energy Information Administration projects that the world will consume approximately three times as much energy as it did in 1970.

Consider the following factors:

- A Baker Hughes count of oil rigs showed that there were 1,141 active rotary drilling rigs in the United States as of October 2001. This number compares favorably to an average of 918 in 2000 and an average of 625 in 1999. [American Petroleum Institute] Rig counts act as a leading indicator for oil supplies. Rig counts often rise as the cost of oil and gas rises. Oil drillers recognize the potential for increased cash flows by boosting oil and gas production when prices are higher.

- The total number of oil refineries in the United States peaked at 324 in 1981. In 2001, less than half are still in operation due to consolidation and greater efficiencies. Refineries are currently running at about 98.8% capacity. [USA Today]

- Recently, oil prices have stabilized closer to historical levels, forcing OPEC to face immense pressure to control supply. Currently, OPEC is challenged with adjusting oil supplies in an effort to raise crude oil prices back to a target range of $22 to $28 per barrel.

Based on the composition of the portfolio on the Initial Date of Deposit, the Energy Portfolio is considered a ___________ Trust.

Financial Services Select Portfolio, Series 12 and Financial Services Portfolio, Series 12 each consist of a portfolio of common stocks of companies that provide a wide variety of financial services.

The financial industry has undergone several significant changes during its storied history. Perhaps none have been more noteworthy than the overturn of the Glass-Steagall Act. Firms can now create "financial supermarkets" that offer services including traditional banking, insurance underwriting, securities underwriting, investment brokerage and merchant banking.

Consolidation. We believe that there are a few major trends that should continue pushing the financial industry. The first, and the one that has had a notable impact in recent years, is industry consolidation. Due to this consolidation, U.S. banks have achieved remarkable growth in assets since 1989. In that year, the 12,709 reporting FDIC-insured commercial banks had aggregate assets of $3.3 trillion; as of June 30, 2001, the number of reporting banks had fallen to 8,178 while total assets increased to $6.3 trillion, a 91% gain in assets. [Standard & Poor's Industry Surveys & FDIC Historical Statistics on Banking] Although a large number of mergers are not expected in the near term, Standard & Poor's expects a pickup in mergers between banks and non-banks, reflecting bank managers' awareness of the slow growth in mature lending businesses and the need to look externally for revenue growth opportunities.

Aging Population. Nearly three out of ten people in the United States are baby boomers. Scores of them have already started, or soon will start, planning for their retirement just as they are entering their peak earning years.

Technology. Another driving factor behind the industry is technological innovation. Improved technology has enabled financial services companies to increase their volume and reduce transaction costs in order to attract consumers.

Based on the composition of the portfolios on the Initial Date of Deposit, the Financial Services Portfolios are considered ___________ Trusts.

Leading Brands Portfolio, Series 11 consists of a portfolio of common stocks of companies in the consumer products industry.

Almost every American is familiar with brand name companies. Many have become household names and their products can be found in almost every home across the country. This is also increasingly becoming the case overseas as more markets open in developing countries.

Typically, leading brands companies have large advertising budgets and strong research and development enabling them to further expand into new markets. Today's consumer environment is becoming increasingly competitive, placing a stronger emphasis on establishing a powerful global brand. In any given year, thousands of new products in categories from toothpaste to bleach inundate the marketplace. By marketing aggressively both domestically and internationally, these blue-chip companies are able to establish a widely recognized brand name in an effort to attain market dominance.

The Federal Reserve cut interest rates 11 times in 2001, which we believe will stimulate economic strengthening in 2002. If history is any guide, we believe that lower interest rates could serve to boost consumer confidence and increase demand for consumer goods.

Considering that the United States and Canada together make up approximately 5% of the world's population and some 80% of the world's population in developing countries, it is evident that there are abundant opportunities for consumer products overseas. [Standard & Poor's Industry Surveys] Realizing this, leading companies have been expanding into many untapped foreign markets where the growth rates in per capita income and spending are generally forecasted to outpace those of developed countries over the next decade.

The companies in the Leading Brands Portfolio have been chosen for their perceived financial strength and market dominance, competitive advantages, skilled management and essential products and services.

Based on the composition of the portfolio on the Initial Date of Deposit, the Leading Brands Portfolio is considered a ___________ Trust.

Life Sciences Portfolio, Series 4 consists of a portfolio of common stocks of companies in the healthcare industry. Healthcare currently represents the single largest sector within the U.S. economy.

The healthcare industry has been responsible for several discoveries that have led to new drugs and products designed to better serve the ever-growing and aging population. These discoveries have improved the quality of life, and also the life expectancy of millions. More recent research relating to areas such as genomics, are providing avenues of growth never before imagined. Debilitating diseases, previously untreatable, are now often manageable or even curable.

Medical Products. According to the American Hospital Association (AHA), over half of all surgeries performed in U.S. community hospitals are done on an outpatient basis. Technological advances made to medical devices have helped fuel this trend. New devices have been developed that are less invasive, often eliminating the need for extensive inpatient surgery. We believe that further advances may also serve to keep costs down and create demand for medical products, devices and supplies.

Pharmaceuticals. In the past year alone, pharmaceutical companies have brought more than 30 new treatments to the nation's medicine chest. [Pharmaceutical Research and Manufacturers of America] Managed care providers encourage the use of pharmaceuticals because they are a relatively inexpensive form of treatment and are less invasive.

Biotechnology. We believe the essence of biotechnology lies in research and development. Since the first biotech breakthrough in 1982, involving genetically engineered human insulin, nearly 100 products have come to market. [Biotechnology Industry Organization] Recent advances in computer science technology have the potential to expedite the process of moving medicines through the pipeline.

According to the Office of Management and Budget, federal health spending has increased from approximately $200 billion in 1992 to an estimated $430 billion in 2001.

Consider the following factors:

- U.S. citizens who are 65 and older represent around 13% of the nation's total population, but account for approximately 40% of total healthcare costs. [Standard & Poor's Industry Surveys] In light of the aging baby boomer population, which makes up approximately 23% of the total population, we believe demand for healthcare products has the potential to remain strong in coming years.

- An estimated 50,000 scientists employed by U.S. pharmaceutical companies are currently researching thousands of new compounds to treat cancer, heart disease, Alzheimer's disease, mental illness and other diseases. [Standard & Poor's Industry Surveys]

- The United States is the recognized global leader in medical devices, especially in the market's advanced, high-tech sector. U.S. products account for close to half of the world's medical equipment market. [Standard & Poor's Industry Surveys]

- A faster FDA approval process coupled with an increase in the length of patent protection, from 17 to 20 years, are two positive changes instituted to help pharmaceutical and biotechnology companies grow their businesses. [Standard & Poor's Industry Surveys]

Based on the composition of the portfolio on the Initial Date of Deposit, the Life Sciences Portfolio is considered a ____________ Trust.

Pharmaceutical Select Portfolio, Series 13 and Pharmaceutical Portfolio, Series 13 each consist of a portfolio of common stocks of companies engaged in the pharmaceutical industry.

According to Standard & Poor's, worldwide pharmaceutical industry sales in 2000 grew approximately 10% over 1999 to over $317 billion, based upon data provided by IMS Health, a Connecticut-based market research firm specializing in pharmaceuticals. The industry is highly competitive and extremely capital intensive.

Research & Development. Drugmakers spend billions of dollars on researching and developing new products. In fact, according to data from the Pharmaceutical Research and Manufacturers of America, the amount of capital invested in R&D has nearly doubled every five years since 1970. In addition, they estimated that R&D spending would reach a new record level of approximately $30.5 billion in 2001.

The Food & Drug Administration. In 1997, the Food and Drug
Administration ("FDA") relaxed its restrictions on pharmaceutical companies advertising drugs directly to the public. A study by Prevention Magazine found that 76% of adults think that direct-to-consumer advertising helps them be more involved in their own healthcare decisions and that 72% think direct-to-consumer advertising educates people about the risks and benefits of prescription medicines.

Demand Driven By Need. The bottom line, in our opinion, is that the demand for prescription and over-the-counter drugs is driven more by need than price. There are approximately 78 million baby boomers living in the United States, some of whom will begin turning 65 after 2010. Most have good cause to celebrate. Americans who have reached their 65th birthdays are likely to live another 16 to 19 years. [Pharmaceutical Research and Manufacturers of America] We believe that as average life expectancies increase, the number of people at risk for disease will increase, and as a result, the demand for prescription and over-the-counter drugs will increase as well.

Consider the following factors:

- In the United States alone, an estimated 50,000 pharmaceutical company scientists are currently researching more than 1,000 new medicines for cancer, heart disease, AIDS, Alzheimer's and many other diseases.
[Pharmaceutical Research and Manufacturers of America]

- In 1997, 23 blockbuster drugs accounted for roughly 28% of total U.S. prescription drug sales. Today, 69 drugs are considered blockbusters and their sales constitute more than 50% of the $161 billion U.S. pharmaceutical market. The top five U.S. pharmaceutical companies forecast that by 2003 there could be up to 16 new drugs on the market with blockbuster potential. [Pharmaceutical Research and Manufacturers of America]

- The increased cost of replacing an older drug with a newer drug is $18 on average, but the corresponding savings in hospitalization and total non-drug medical costs are $56 and $71 respectively. [Pharmaceutical Research and Manufacturers of America]

Based on the composition of the portfolios on the Initial Date of Deposit, the Pharmaceutical Portfolios are considered ___________ Trusts.

Semiconductor Portfolio, Series 7 consists of a portfolio of common stocks of technology companies in the semiconductor industry.

PC sales drove the last big upturn in the semiconductor industry. Although the PC market is maturing, growth is still strong. Current growth is also being driven in large part by the surge in wireless, wired and information appliances, such as handheld computers, Internet-enabled TV's and smart phones, as well as the infrastructure necessary to support them.

Cellular Growth. One of the major drivers of semiconductor industry growth continues to be cellular phones. We anticipate that new features such as links to laptop computers, e-mail, voice mail, good audio quality, Internet functionality and even video will all be offered on next generation phones. Increased demand for next generation phones has the potential to become a significant factor in growing semiconductor sales.

The Internet and Consumer Electronics. As Internet usage rises, we expect the supply of chips used for Internet infrastructure to tighten, which may potentially lead to rising profits for chip makers if alternative sources do not become available-a simple case of supply and demand. According to the Semiconductor Industry Association, worldwide chip sales have grown from approximately $60 billion in 1992 to an estimated $130 billion in 2001.

Additionally, a vast new infrastructure of telecommunications networks is needed for communications devices like MP3 players, digital cameras, modems and personal digital assistants. In our opinion, the build-out of this network infrastructure, the proliferation of the Internet and wireless devices, and the digitalization of consumer electronics are all positive signals of strong demand for semiconductors.

Consider the following factors:

- Since its inception in 1954, the semiconductor industry has grown in size from $5 million to more than $140 billion today. The industry's compound annual growth rate of 17% is not only substantial but, despite its cyclicality, has remained fairly consistent throughout its history. [Semiconductor Industry Association]

- The Semiconductor Industry Association forecast released in early November calls for the industry to grow 6.3% in 2002, accelerating to

21% in 2003 and another 21% in 2004. They predict that the worldwide market will grow from approximately $141 billion in 2001 to $218 billion in 2004. [Semiconductor Industry Association]

- In 2001, the semiconductor industry will have manufactured about 60 million transistors for every man, woman and child on earth. By 2008, chipmakers expect to produce at least 1 billion transistors per person per year. Transistors improve our lives in countless ways - they make cars safer and more fuel-efficient, they enable personal communication devices, they promote medical breakthroughs and they improve the quality of education. [Semiconductor Industry Association]

Based on the composition of the portfolio on the Initial Date of Deposit, the Semiconductor Portfolio is considered a ____________ Trust.

Technology Select Portfolio, Series 16 and Technology Portfolio, Series 16 each consist of a portfolio of common stocks of technology companies involved in the manufacturing, sales or servicing of computers and peripherals, computer software and services, networking products, communications equipment, semiconductor equipment and semiconductors.

If you are looking to invest in cutting-edge technology, you may not need to look any further than the Internet. It is now estimated that over 420 million people have access to the Web worldwide. The technology that makes it all possible is developed by computer, software, networking and communications companies.

Business Networking. As e-commerce evolves, we believe that the need for businesses to network with suppliers and customers should create strong demand for those companies that provide equipment and data networking services.

Home Networking. The growth of Internet use, the build-out of a substantial network infrastructure and the creation of digital services have set the stage for a new era of "digital home" services. Soon, homes will be wired for technological innovation, with hardware and software that enables household devices to share voice, video and data. Software, semiconductor, cable and appliance companies are already developing home network strategies. According to market research firm Cahners In-Stat Group, the sales of just two components of the U.S. high-tech house-smart home controllers and nodes-are projected to reach $1.7 billion by 2005, up from a mere $180 million in 2000.

Software Solutions. E-commerce and business-to-business commerce are creating demand and opportunity for software products in many areas including supply-chain management (SCM) and database software. These software systems can navigate massive amounts of data to help streamline manufacturing and distribution, monitor inventories, and perform transaction management.

Convergence. Huge amounts of capital continue to be wagered on the integration of the telephone, television and PC. The idea that three of the most powerful devices of the last century can be merged into a seamless information delivery system is a testament to the power of today's technology companies. With only about 10% of U.S. homes currently accessing the Internet via broadband connectivity, it seems that we have only just begun.

Consider the following factors:

- The market for "connected home" equipment-home networking equipment and software, residential gateways and home control and automation products-is predicted to grow from approximately $1.4 billion in 2001 to roughly $9.2 billion worldwide by 2006, according to a report by Cahners In-Stat Group. [Nielsen/NetRatings]

- Industry forecasts suggest that by 2005 more than $32 billion in revenue in North America alone may be generated by interactive-TV services, PC gaming and other consumer applications. [Cyberatlas]

- According to a report by Jupiter Media Metrix, 41% of online households in the United States will subscribe to a broadband Internet connection service by 2006, up from 9% in 2000. Jupiter analysts forecast that the number of households accessing the Internet via broadband connectivity (cable modem, DSL, satellite or fixed wireless) will increase from 5.2 million in 2000 to over 35 million in 2006, with cable modems leading the way. [Cyberatlas]

Based on the composition of the portfolios on the Initial Date of Deposit, the Technology Portfolios are considered ___________ Trusts.

Utilities Income Portfolio, Series 4 consists of a portfolio of common stocks of electric and natural gas companies.

The utility industry has long been regarded as a sector that has the potential to provide investors with a high degree of stability while generating an above-average level of current income relative to other equities.

Today, the utilities industry is undergoing a radical transformation. The monopolistic, tightly regulated utilities created under trust-busting legislation more than 60 years ago are gradually being exposed to competition, thanks to the National Energy Policy Act of 1992. Technological advances and the increased desire for customer choice are spurring the move toward deregulation.

In Standard & Poor's opinion, mergers between members of the natural gas and electric power industries are likely to occur, continuing a trend that has become significant over the last few years. They expect this convergence of industries to result in "total energy providers" enabling companies to expand their customer base by offering them all of their basic energy needs as well as a better package of energy-related products and services. Convergence could also lead to greater corporate efficiencies helping contribute to higher profit margins.

Consider the following factors:

- According to research cited by USA TODAY, some 67,000 megawatts of generating capacity have been added to the nation's power grid since the beginning of 1999, almost half during the year 2001 alone. Power plants that will produce another 70,000 megawatts are under construction. One megawatt is considered enough energy to power 1,000 households at any one time.

- According to the American Gas Association, nearly two-thirds of new single-family homes in the United States opt for natural gas service. The residential market only accounts for nearly 24% of gas consumption, but represents the majority of the customer base and creates the lion's share of profits.

- Utility stocks have been somewhat neglected by investors in recent years and are currently selling near 52-week lows. In our opinion, this, along with high current income, makes the utilities sector relatively attractive compared to the broader market.

Based on the composition of the portfolio on the Initial Date of Deposit, the Utilities Income Portfolio is considered a ____________ Trust.

The style and capitalization characteristics used to describe each Trust are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1.5 billion; Mid-Cap- $1.5 billion to $8 billion; Large-Cap-over $8 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

You should be aware that predictions stated herein for the above industries or sectors may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of each Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Biotechnology/Pharmaceutical Industries. Because more than 25% of the Biotechnology, Life Sciences and Pharmaceutical Portfolios are invested in biotechnology and pharmaceutical companies, these Trusts are considered to be concentrated in the biotechnology and pharmaceutical industries. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. Biotechnology and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. In addition, the potential for an increased amount of required disclosure of proprietary scientific information could negatively impact the competitive position of these companies. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

Capital Goods. The Capital Goods Portfolio is considered to be concentrated in the capital goods industry. General risks of capital goods companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives.

Capital goods companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for truck makers.

Communications Industry. The Communications Portfolio is considered to be concentrated in the communications industry. A portfolio concentrated in a single industry may present more risks than a portfolio broadly diversified over several industries. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Consumer Products Industry. The Leading Brands Portfolio is considered to be concentrated in the consumer products industry. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Energy Industry. The Energy Portfolio is considered to be concentrated in companies that explore for, produce, refine, distribute or sell petroleum or gas products, or provide parts or services to petroleum or gas companies. General problems of the petroleum and gas products industry include volatile fluctuations in price and supply of energy fuels, international politics, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.

Financial Services Industry. The Financial Services Portfolios are considered to be concentrated in the financial services industry, which includes banks and thrifts, financial services and insurance companies, and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Technology Industry. The Semiconductor and the Technology Portfolios are considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Utility Industry. The Utilities Income Portfolio is considered to be concentrated in the utilities industry. General problems of such issuers include the imposition of rate caps, increased competition due to deregulation, the difficulty in obtaining an adequate return on invested capital or in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, and the capital market's ability to absorb utility debt. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum transactional sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum
transactional sales charge (   % of the Public Offering Price for each
Select Portfolio Series and    % of the Public Offering Price for each
Portfolio Series) and the maximum remaining deferred sales charge
(initially equal to $    per Unit for each Select Portfolio Series and $
    per Unit for each Portfolio Series). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of approximately $ per Unit for each Select Portfolio
Series or $    per Unit for each Portfolio Series will be deducted from
a Trust's assets on approximately the 20th day of each month from August 20, 2002 through October 18, 2002. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis
will be more than    % of the Public Offering Price for each Select
Portfolio Series or more than % of the Public Offering Price for each Portfolio Series.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-
time initial sales charge of    % of the Public Offering Price per Unit
(equivalent to    % of the net amount invested) for each Select
Portfolio Series and    % of the Public Offering Price per Unit
(equivalent to    % of the net amount invested) for each Portfolio
Series. For each Portfolio Series, the transactional sales charge will be reduced by 1/2 of 1% on each subsequent January 31, commencing
January 31, 2003, to a minimum transactional sales charge of     %.

Discounts for Certain Persons.

If you invest at least $    (except if you are purchasing for "Fee

Accounts" as described below), the maximum transactional sales charge is reduced as described below.

For each Select Portfolio Series:

If you invest                       Your maximum
(in thousands):*                    transactional
                                    sales charge
                                    will be:
_________________                   ________________






For each Portfolio Series:

If you invest                       Your maximum
(in thousands):*                    transactional
                                    sales charge
                                    will be:
_________________                   ________________






* Breakpoint transactional sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced transactional sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced transactional sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced transactional sales charge. Broker/dealers will
receive a concession of    % of the Public Offering Price on Portfolio
Series' Units sold subject to the transactional sales charge reduction for purchases of $1,000,000 or more. In all other instances, any reduced transactional sales charge is the responsibility of the party making the sale.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trusts or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum transactional sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum transactional sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

For each Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission
of    % of the Public Offering Price per Unit. However, for Units
subject to a transactional sales charge which are purchased using
redemption or termination proceeds, this amount will be reduced to    %
of the sales price of these Units (   % for purchases of $1,000,000 or
more).

For each Portfolio Series, dealers and other selling agents can purchase
Units at prices which reflect a concession or agency commission of    %
of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge after January 31, 2003). However, for Units subject to a transactional sales charge which are purchased using
redemption or termination proceeds, this amount will be reduced to    %
of the sales price of these Units (   % for purchases of $500,000 but
less than $1,000,000 and    % for purchases of $1,000,000 or more).
Dealers and other selling agents will receive an additional volume concession or agency commission on all Portfolio Series Units they sell equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.

Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust               Additional
(in millions):                      Concession:
_________________                   ________________



Dealers and other selling agents can combine Units of a Select Portfolio Series and its related Portfolio Series they sell for purposes of reaching the additional concessions levels set forth in the above table. In addition, dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any accrued and collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of each Portfolio Series, costs incurred in annually updating each Portfolio Series' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For each Portfolio Series, legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating that Trust's registration statement yearly are also now chargeable to such Trust. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to each Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of
   % of a Trust's average daily net asset value through the date of collection. In connection with the creation and development fee, in no
event will the Sponsor collect more than    % of a Unit holder's initial
investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, each Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned a Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Because each Select Portfolio Series has a maturity of less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in those securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a Trust asset or a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions.

Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by certain Trusts may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by the Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states.PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 2,500 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must have held their Units for at least one month. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

     Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $35 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2000, the total partners' capital of Nike Securities L.P. was $21,676,108 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 51


                             First Trust(R)

             Financial Services Select Portfolio, Series 12
               Pharmaceutical Select Portfolio, Series 13
                 Technology Select Portfolio, Series 16
                    Biotechnology Portfolio, Series 7
                     Capital Goods Portfolio Series
                   Communications Portfolio, Series 10
                       Energy Portfolio, Series 11
                 Financial Services Portfolio, Series 12
                   Leading Brands Portfolio, Series 11
                    Life Sciences Portfolio, Series 4
                   Pharmaceutical Portfolio, Series 13
                    Semiconductor Portfolio, Series 7
                     Technology Portfolio, Series 16
                  Utilities Income Portfolio, Series 4

                                 FT 594


                                Sponsor:

                          NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                           JPMorgan Chase Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-76336) and

- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.;
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov

                            January __, 2002

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 52

                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 594 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.

This Information Supplement is dated January __, 2002. Capitalized terms have been defined in the prospectus.

                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             2
Legislation
   Microsoft Corporation                                       2
Concentrations
   Biotechnology/Pharmaceutical
   Capital Goods
   Communications
   Consumer Products
   Energy
   Financial Services
   Technology
   Utilities
Portfolios
   Biotechnology
   Capital Goods
   Communications
   Energy
   Financial Services
   Leading Brands
   Life Sciences
   Pharmaceutical
   Semiconductor
   Technology
   Utilities

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. The District Court handling the antitrust case recently held that Microsoft exercised monopoly power in violation of the Sherman Antitrust Act and various state antitrust laws. The federal appeals court overturned a June 7, 2000 ruling which called for Microsoft to be broken up into two separate companies, one composed of the company's operating systems and the other containing its applications software business. The appeals court has sent the case back to the lower court to determine penalties. It is impossible to predict what impact the penalties will have on Microsoft or the value of its stock.

Concentrations

Biotechnology/Pharmaceutical. An investment in Units of the Biotechnology Portfolio, the Life Sciences Portfolio and the Pharmaceutical Portfolios should be made with an understanding of the problems and risks such an investment may entail. Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trusts' objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trusts.

Capital Goods.An investment in Units of the Capital Goods Portfolio should be made with an understanding of the characteristics of the problems and risks such an investment may entail. The profitability of companies engaged in the capital goods industry will be affected by various factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends.

The Internet may also influence the capital goods market. Customers' desire for better pricing and convenience, as well as manufacturers' desire to boost profitability by finding new avenues of sales growth and productivity gains, may drive many capital goods manufacturers to invest heavily in Internet hardware and software. Because the Internet allows manufacturers to take orders directly from customers, thus eliminating the middlemen from both supply chains and distributors, capital goods makers may no longer need traditional third-party outfits to distribute their products. In addition, the Internet may also allow capital goods manufacturers to cut inventory levels, by enabling customers to tailor their orders to their specific needs.

Capital goods companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for truck makers.

Communications. An investment in Units of the Communications Portfolio should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results.

Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trusts' Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trusts' portfolios are engaged in fierce competition for a share of the market for their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Consumer Products. An investment in the Leading Brands Portfolio should be made with an understanding of the problems and risks inherent in an investment in the consumer products industry in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Energy. An investment in Units of the Energy Portfolio should be made with an understanding of the problems and risks an investment in Securities of companies involved in the energy industry may entail. The business activities of companies held in the Energy Portfolio may include: production, generation, transmission, marketing, control, or measurement of gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Energy Portfolios may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Energy Portfolio.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in U.S. environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Energy Portfolio.

Financial Services. An investment in Units of the Financial Services Portfolios should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Technology. An investment in Units of the Semiconductor and the Technology Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trusts.

Utility Companies. An investment in Units of the Utilities Portfolio should be made with an understanding of the characteristics of the utility industry and the risks which such an investment may entail. General problems of the public utility industry include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental and other regulatory considerations, the difficulty to the capital markets in absorbing utility debt and securities, the difficulty in obtaining fuel for electric generation at reasonable prices, and the effects of energy conservation. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trust's portfolio to make dividend payments on their Securities.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

The California Public Utility Commission ("CPUC") has announced its intention to deregulate the electric utility industry in California. This change will eventually result in full competition between electric utilities and independent power producers in the generation and sale of power to all customers in California by the year 2002. In September of 1996, the California Legislature passed and the Governor signed into law Assembly Bill 1890 (AB 1890) to restructure the California electrical industry by promoting competition and allowing customers a right to choose their electrical supplier. Preliminary assessments of the CPUC plan and the law suggest that the deregulation of the electric utility industry in California could have a significant adverse effect on electric utility stocks of California issuers. Furthermore, the move toward full competition in California could indicate that similar changes may be made in other states in the future which could negatively impact the profitability of electric utilities. Further deregulation could adversely affect the issuer of certain of the Securities in the portfolio. In view of the uncertainties regarding the CPUC deregulation plan, it is unclear what effect, if any, that full competition will have on electric utilities in California or whether similar changes will be adopted in the other states.

Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

Portfolios

    Equity Securities Selected for Biotechnology Portfolio, Series 7

The Biotechnology Portfolio, Series 7 contains common stocks of the following companies:

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

Equity Securities Selected for Capital Goods Portfolio Series

The Capital Goods Portfolio Series contains common stocks of the following companies:

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   Equity Securities Selected for Communications Portfolio, Series 10

The Communications Portfolio, Series 10 contains common stocks of the following companies:

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

  , headquartered in

   , headquartered in

       Equity Securities Selected for Energy Portfolio, Series 11

The Energy Portfolio, Series 11 contains common stocks of the following companies:

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   Equity Securities Selected for Financial Services Select Portfolio,
          Series 12 and Financial Services Portfolio, Series 12

Both the Financial Services Select Portfolio, Series 12 and the
Financial Services Portfolio, Series 12 contain common stocks of the following companies:

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   Equity Securities Selected for Leading Brands Portfolio, Series 11

The Leading Brands Portfolio, Series 11 contains common stocks of the following companies:

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

    Equity Securities Selected for Life Sciences Portfolio, Series 4

The Life Sciences Portfolio, Series 4 contains common stocks of the following companies:

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

Equity Securities Selected for Pharmaceutical Select Portfolio, Series 13
                 and Pharmaceutical Portfolio, Series 13

Both the Pharmaceutical Select Portfolio, Series 13 and the
Pharmaceutical Portfolio, Series 13 contain common stocks of the following companies:

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

    , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

    Equity Securities Selected for Semiconductor Portfolio, Series 7

The Semiconductor Portfolio, Series 7 contains common stocks of the following companies:

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

Equity Securities Selected for Technology Select Portfolio, Series 16 and
                     Technology Portfolio, Series 16

Both the Technology Select Portfolio, Series 16 and the Technology Portfolio, Series 16 contain common stocks of the following companies:

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   Equity Securities Selected for Utilities Income Portfolio, Series 4

The Utilities Income Portfolio, Series 4 contains common stocks of the following companies:

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

   , headquartered in

We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                           MEMORANDUM

                           Re:  FT 594

     The only difference of consequence (except as described below) between FT 589, which is the current fund, and FT 594, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 589 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.



               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits


                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 594 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 9, 2002.

                           FT 594
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By     Robert M. Porcellino
                                  Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

David J. Allen         Sole Director of
                       Nike Securities        January 9, 2002
                       Corporation, the
                       General Partner of
                       Nike Securities L.P.   Robert M. Porcellino
                                              Attorney-in-Fact**



___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                CONSENT OF DELOITTE & TOUCHE LLP

     The consent of Deloitte & Touche LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.



                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form  of  Trust Agreement for FT 594 among Nike Securities
       L.P.,  as  Depositor, JPMorgan Chase Bank, as Trustee  and
       First  Trust  Advisors  L.P., as Evaluator  and  Portfolio
       Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1* Opinion of counsel as to legality of Securities being registered.

                               S-4

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).


___________________________________
* To be filed by amendment.

                               S-5